1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

November 13, 2015

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Reaves Utility Income Fund (the “Fund”)
Registration Statement on Form N-2
File Numbers 333-207264; 811-21432

Dear Ms. Hatch:

This correspondence responds to a telephonic comment on the Fund’s registration statement on Form N-2 filed with the Securities and Exchange Commission on November 6, 2015 (the “Registration Statement”).  The Fund has considered your comment and has authorized to make the response and changes discussed below to the Registration Statement on its behalf.  We hereby represent that the Fund’s Prospectus and Statement of Information filed pursuant to Rule 497 under the Securities Act of 1933, as amended, will state the following figures under the “Summary of Fund Expenses—Example” table of the Prospectus:

1 Year	3 Years	5 Years	10 Years
$18	$55	$94	$205

If you have any questions relating to this filing, please do not hesitate to contact me at 212.698.3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai